RELIANCE Communications
Anil Dhirubhai Ambani Group



RECEIVED
2009 SEP 30 A 7:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

09047012

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

Exemption File No. 82 – 35005

24th September, 2009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following documents to the Stock Exchanges in India as per the requirements of the Listing Agreement.

(1) A letter dated 22nd September, 2009 in the matter of "IPO by Reliance Infratel Limited".

(2) A letter dated 22nd September, 2009 alongwith Media Release dated 22nd September, 2009.

(3) A letter dated 22nd September, 2009 in the matter of proceedings of the 5th Annual General Meeting held on 22nd September, 2009.

(4) A letter dated 24th September, 2009 intimating DRHP of Reliance Infratel Limited filed with SEBI alongwith Media Release issued by Reliance Infratel Limited.

Copies of the aforesaid letters are enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Yours Faithfully,
For **Reliance Communications Limited**



Hasit Shukla
President and Company Secretary

Encl: As Above



RELIANCE Communications

Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.

Tel : +91 022 30386286
Fax: +91 022 30376622
www.rcom.co.in

September 22, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38/ 47/ 48
NSE Symbol: RCOM

Dear Sir,

Sub: IPO by Reliance Infratel Limited

We wish to inform you that the Board of Directors of Reliance Communications Limited at its meeting held today i.e. Tuesday, the 22nd September 2009 has **approved the proposal by Reliance Infratel Limited, a subsidiary company** promoted by Reliance Communications Limited, a part of Reliance Anil Dhirubhai Ambani Group, to undertake an Initial Public Offering ("**IPO**")of equity shares of the company. The Net Issue will constitute 10.0% of the post-Issue paid-up equity capital of the Company.

The draft red herring prospectus for the said IPO will be filed by Reliance Infratel Limited with SEBI shortly.

Reliance Infratel Limited is one of the leading passive telecommunication infrastructure providers in India.

We request you to kindly inform your members accordingly.

Thanking you.

ours faithfully
For **Reliance Communications Limited**



Hasit Shukla
President and Company Secretary

Cc to: National Securities Depository Limited – Fax No. 2497 2993 / 6351
Central Depository Services (India) Limited – Fax No. 2272 3199

Exr. File No. 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.

Tel : +91 022 30386286
Fax: +91 022 30376622
www.rcom.co.in

September 22, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: MEDIA RELEASE

We enclose herewith the Media Release dated September 22, 2009 being issued by the Company which is self explanatory.

Kindly inform your members accordingly.

Yours faithfully
For **Reliance Communications Limited**



Hasit Shukla
Company Secretary

Encl: as above.

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.

Tel : +91 022 30386286
Fax: +91 022 30376622
www.rcom.co.in

Media Release

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION OUTSIDE INDIA

The Board of Reliance Communications Limited approved the **proposal by Reliance Infratel Limited, a subsidiary company** promoted by Reliance Communications Limited, a part of Reliance Anil Dhirubhai Ambani Group, **to undertake an Initial Public Offering** of equity shares of the company. The draft red herring prospectus for the said IPO will be filed by Reliance Infratel Limited with SEBI shortly.

The Net Issue will constitute 10.0% of the post-Issue paid-up equity capital of the Company.

Reliance Infratel Limited is one of the leading passive telecommunication infrastructure providers in India.

Note
Reliance Infratel Limited is proposing, subject to receipt of requisite approvals, market conditions and other considerations, a public issue of its equity shares and to file a Draft Red Herring Prospectus with SEBI.

This announcement is not an offer for sale or solicitation of an offer to buy securities in the United States or any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Reliance Communications

Reliance Communications Limited founded by the late Shri Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has a net worth in excess of Rs. 64,000 crore (US$ 13.6 billion), cash flows of Rs. 13,000 crore (US$ 2.8 billion), net profit of Rs. 8,400 crore (US$ 1.8 billion).

Reliance Communications is India's foremost and truly integrated telecommunications service provider. The Company, with a customer base of over 85 million including over 2.2 million individual overseas retail customers, ranks among the Top 10 Telecom companies in the world by number of customers in a single country. Reliance Communications corporate clientele includes 2,100 Indian and multinational corporations, and over 800 global, regional and domestic carriers.

Reliance Communications has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire communications value chain, covering over 24,000 towns and 600,000 villages. Reliance Communications owns and operates the world's largest next generation IP enabled connectivity infrastructure, directly connecting 40 countries from the East coast of the United States, to Europe, the Middle East, India, South and East Asia, through to Japan.

Exe File No 82-35005

RELIANCE Communications

Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

September 22, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: Proceedings of the 5th Annual General Meeting held on September 22, 2009.

We wish to inform you that the Members of the Company at the 5th Annual General Meeting held on September 22, 2009, have duly approved all the businesses as specified in the notice convening the meeting viz :-

1. Adoption of audited Balance Sheet as at March 31, 2009, Profit and Loss Account for the year ended on that date and the Reports of the Board of Directors and Auditors thereon.

2. Confirm payment of Interim Dividend of Re.0.80 per equity share of Rs.5 each, i.e. @16% for the financial year 2008 – 2009 as final dividend.

3. Appointment of Shri S. P. Talwar as Director of the Company, liable to retire by rotation.

4. Appointment of M/s. Chaturvedi & Shah, Chartered Accountants and M/s. BSR & Co., Chartered Accountants, as the Auditors of the Company to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting, at a remuneration to be decided by the Board of Directors.

We request you to kindly bring the aforesaid information to the notice of your members.

Thanking you.

Yours faithfully
For Reliance Communications Limited



Hasit Shukla
President and Company Secretary

Exe. File No. 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.

Tel : +91 022 30386286
Fax: +91 022 30376622
www.rcom.co.in

September 24, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38/ 47/ 48
NSE Symbol: RCOM

Dear Sir,

Sub: **Reliance Infratel files Draft Red Herring Prospectus with the SEBI**

This has reference to our letter dated September 22, 2009, whereby we informed you of the decision taken by the Board of the Company to approve the proposal by Reliance Infratel Limited, a subsidiary company promoted by Reliance Communications Limited, a part of Reliance Anil Dhirubhai Ambani Group, to undertake an Initial Public Offering of equity shares.

In this connection we wish to inform that the Draft Red Herring Prospectus for the said IPO has been filed by Reliance Infratel Limited with SEBI today.

A copy of the media release being issued by Reliance Infratel is enclosed.

Kindly inform your members accordingly.

Yours faithfully
For **Reliance Communications Limited**



Hasit Shukla
President and Company Secretary

Cc to: National Securities Depository Limited -- Fax No. 2497 2993 / 6351
Central Depository Services (India) Limited – Fax No. 2272 3199

RELIANCE Infratel
Anil Dhirubhai Ambani Group

Reliance Infratel Limited

Media Release

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION OUTSIDE INDIA

Reliance Infratel Limited files Draft Red Herring Prospectus with SEBI

Mumbai, September 24, 2009: Reliance Infratel Limited (the "Reliance Infratel"), a subsidiary promoted by Reliance Communications Limited, a part of Reliance Anil Dhirubhai Ambani Group, proposes an initial public offering **(IPO) of 15,60,00,000 Equity Shares of Rs. 10 each** ("Equity Shares") for cash at a premium (the "Issue") to be decided through a 100% book building process. **The Net Issue will constitute 10.0% of the post-Issue paid-up equity capital of the Company.**

Reliance Infratel has filed its Draft Red Herring Prospectus ("DRHP") with the Securities and Exchange Board of India ("SEBI").

At least 60% of the Net Issue to the public shall be allotted on a proportionate basis to Qualified Institutional Buyers ("QIBs"), of which 5% shall be available for allocation to Mutual Funds only. The remaining QIB Portion shall be available for allocation to all the QIB Bidders, including Mutual Funds, subject to valid Bids being received at or above the Issue Price. The Company may allocate up to 30% of the QIB Portion to Anchor Investors on a discretionary basis. Further, at least 30% of the Net Issue shall be available for allocation on a proportionate basis to the Retail Individual Bidders and at least 10% of the Net Issue shall be available for allocation on a proportionate basis to Non-Institutional Bidders, subject to valid Bids being received at or above the Issue Price.

Reliance Infratel is one of the leading passive telecommunication infrastructure providers in India.

Reliance Infratel is a subsidiary promoted by Reliance Communications Limited, a part of Reliance Anil Dhirubhai Ambani group.

The Issue proceeds are proposed to be utilized, inter alia, for repayment of loans, general corporate purposes including meeting capital expenditure, working capital requirements, strategic initiatives, partnerships, joint ventures and acquisitions.

The Equity Shares of Reliance Infratel are proposed to be listed on the Bombay Stock Exchange Limited ("BSE") and the National Stock Exchange of India Limited ("NSE").

JM Financial Consultants Private Limited, J.P. Morgan India Private Limited, Deutsche Equities India Private Limited, Enam Securities Private Limited, HSBC Securities and Capital Markets (India) Private Limited, ICICI Securities Limited, Macquarie Capital Advisers (India) Limited and UBS Securities India Private Limited are acting as the Book Running Lead Managers (BRLMs) to the Issue Amarchand & Mangaldas & Suresh A. Shroff & Co. is advising the Company whilst Linklaters LLP and Khaitan & Co, are advising the BRLMs in relation to the Issue.

Note

Reliance Infratel Limited is proposing, subject to market conditions and other considerations, an initial public offering of its equity shares and has filed a Draft Red Herring Prospectus (DRHP) with the Securities and Exchange Board of India (SEBI). The DRHP is available on the website

of SEBI at www.sebi.gov.in and the respective websites of the BRLMs at www.jmfinancial.com, www.jpmipl.com, www.db.com/India, www.enam.com, www.hsbc.co.in, www.icicisecurities.com, www.macquarie.com/in and www.ibb.ubs.com/Corporates/indianipo.

"This press release does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any equity shares, nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision. Any potential investors should note that investment in equity shares involves a high degree of risk. For details, potential investors should refer to any Red Herring Prospectus that may be filed with the Designated Stock Exchange in future including the section titled "Risk Factors"."

"This announcement has been prepared for publication in India and may not be released in the United States. This announcement does not constitute an offer of securities for sale in any jurisdiction, including the United States, and any securities described in this announcement may not be offered or sold in the United States absent registration under the US Securities Act of 1933 or an exemption from registration."